





Invest in Pencilish Animation Studios

A Crowd-Owned Animation Studio Created by Top Disney Alumni

PENCILISH.COM FRANKLIN TN

Entertainment Film Animation

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Why you may want to invest in us...

1. Tom and his team have worked on films that have grossed over $3B total worldwide.
2. Global animation is a $259B+ market opportunity.
3. Advisor Steve McBeth, a Fortune 100 Executive & Founding President at Disney Interactive Worldwide.
4. CEO, a Disney Alumni, has 225K+ Instagram followers.

Why investors ❤ us

WE'VE RAISED $30,000 SINCE OUR FOUNDING

An animation studio is only as good as its people. I'm excited about Pencilish because of the talent they've been able to put together from WB, Disney, and Pixar. This is an all-star group of individuals that know what they are doing in one of my favorite storytelling mediums: Animation. Though it's a powerful way to tell stories, animating something is a path fraught with roadblocks for creators. Pencilish is a next gen animation studio that smashes these barriers by leveraging social media, the distributed workforce, accessible tools, and the online marketplace to bring exciting new worlds and stories into animation. Can't wait to see what kind of magic they will make!

Jake Parker Owner, JP Creative, LLC



















Jake Parker Owner, JP Creative, LLC

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

Tom Bancroft

CEO

Tom, a former Disney Animator, has created characters in some of the most popular and profitable animated features of all time, including The Lion King, Pocahontas, and Mulan. He has also directed 10 Feature Films and 8 TV Series.

Steve McBeth

Advisory Board Member

Fortune 100 executive, Steve has 25 years of leadership experience at The Walt Disney Company & WellPoint. He was the Founding President at Disney Interactive Worldwide & had operating responsibility for Consumer Products Division in North America

Ash Greyson

Co-Founder

With more than 20 years of media experience, Ash is an expert at producing, marketing, digital & social strategies. His clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, & more.

SEE MORE

Legends from Disney, Sony Pictures, and Warner Bros... want YOU!

A handful of large, multi-billion-dollar companies holds all the ownership to the most beloved characters in the world. Though each of those properties was created by an artist or a small team of artists, it is the huge conglomerates that reap the benefits of the huge, worldwide publishing, merchandising, toy, and commercial licensing deals that come from those animated characters. This has been THE PATH that every brilliant TV series, feature film, and character creator has had to take — until now.

Pencilish CEO, Tom Bancroft



"I AM BLESSED TO HAVE WORKED ON THE BIGGEST BOX OFFICE ANIMATED FILMS OF ALL TIME. I HAVE A FIRE INSIDE OF ME TO LAUNCH PENCILISH STUDIOS BECAUSE I STILL LOVE TO CREATE CHARACTERS AND TELL STORIES!

NOW, I WANT TO PARTNER WITH YOU! TOGETHER WE CAN CREATE OUR OWN PROJECTS AND WHO KNOWS WHERE THAT WILL LEAD?

WHAT I DO KNOW IS THAT WE HAVE SOME OF THE MOST AMAZING, AWARD-WINNING TALENT AND CREATORS IN THE INDUSTRY, AND NOW YOU HAVE ACCESS TO INVEST IN A COMPANY ALONGSIDE THEM!"

TOM BANCROFT, CEO PENCILISH STUDIOS



Characters Animated by Tom Bancroft



PENCILISH ANIMATION STUDIOS

A Crowd-Owned Animation Studio

With the advent of direct distribution systems (i.e. the phone in your hand), the world has turned upside down and many industries have discovered that they no longer are tied to the "gatekeepers" that want their large "piece of the pie". Film and animated content are just starting to go down this road, but Pencilish Animation Studios will go one step further — enabling investors to be a part of creating fun, animated series and characters that they can OWN a piece of!

Our vision is to create high-quality animated projects that connect with audiences of ALL ages

It is our intention to create world class IP & animation that we can produce in house or license to other great producers. Then, together, we'll deliver this content to wherever people are, YouTube, mobile phones, social media, everywhere that people consume media today. We have access to projects that are just waiting to be developed and with our key ingredient, YOU, together we can create lifelong content and characters that can entertain people for generations to come.

The 5 Highest-Grossing Media Franchises of All Time

Note how much of the profits come from merchandising (yellow).





	Star Wars FILM 1977							$65.631B
		$40.294B		$9.491B	$9.057B	$4.964B	$4.45M $1.82B	

WORLD CLASS TEAM

From Disney, Sony Pictures, Warner Bros, and more…

Our team has created characters, feature films, TV series, and intellectual properties that have gone on to make MANY BILLIONS of dollars in worldwide gross box office, merchandising, and licensing for Disney and others. Our advisors include Animation Directors and executives from Disney and Fortune 500 companies.

TOM BANCROFT
CEO
Disney

STEVE MCBETH
ADVISOR
Disney

ASH GREYSON
CO-FOUNDER
PARAMOUNT LIONSGATE SONY

TONY BANCROFT
ADVISOR
WARNER BROS.

AARON BLAISE
ADVISOR
Disney

CHRISTOPHER JOE
ADVISOR
AIG

JASON BROWN
ADVISOR
CALLED HIGHER

Disney Feature Films contributed to by Pencilish CEO



Tom Bancroft Animation Reel
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THE ANIMATION BUSINESS IS HUGE!

Animated series and character IP make trillions of dollars worldwide

Why create animated kids' content? 3 reasons... merchandising, cross demographic appeal, and long product lifespan. Merchandising often represents a much more lucrative revenue stream than even the content production itself. Moreover, animation appeals across genres and age groups. Kids, young adults, and adults all consume animated content.
Lastly, animated films and TV series last decades and are watched over and over again by kids, and later, they share their favorites with their kids.

WHAT'S NEXT?



PHASE 2:
CREATE 2-3 SHORT FORM (3-5MIN) ANIMATED SERIES.

PHASE 4:
PARTNER WITH LICENSORS AND CREATE MERCHANDISING OPPORTUNITIES. REPEAT.

Q2 2021   Q3 2021   Q1 2022   Q3 2022

PHASE 1:
DECIDE WHICH ORIGINAL INTELLECTUAL PROPERTIES SHOULD GO TO SERIES.

PHASE 3:
GAIN A FOLLOWING BY MARKETING TO WIDEST POSSIBLE AUDIENCE.

*These projections are not guaranteed.

WHY INVEST?

A great opportunity you don't want to miss...

Potential to make money, see the animation development process, own up and coming intellectual property and have a say in the process! You may not have had the opportunity to invest in Disney in 1923, but you do have the opportunity to invest in Pencilish NOW! (*disclaimer* obviously we're not a billion dollar company like Disney and we may never reach their level of success, but in 1923 Disney was not a billion dollar company either)

We're looking forward to our first project with YOU and we're shooting for Q3 of 2021 to launch our first short form animated projects that we hope will turn into animated series and movies!

CEO Featured in "Pencil Test" Documentary Film

Additionally, Tom is currently producing a feature documentary called **Pencil Test**. And while this project is not owned or affiliated with Pencilish Studios, it does show our CEO's popularity and current projects that he is working on. This feature film documentary focuses on the industries' best and most inspirational animators, primarily spotlighting their work in the 90s and early 2000s. This fascinating look into the lives of these animators will not only bring back your childhood memories, but will also make you fall in love with 2D animation all over again. Narrated and voiced by actress Ming-Na Wen (Joy Luck Club, Agents of Shield, Voice of "Mulan"), Tom is also animating a version of her for the documentary to be released in 2021.







Join us to create high quality animated projects that connect with audiences of all ages. You don't have to think very hard about your childhood to remember some of your favorite characters growing up, and we now have this opportunity with a new, young and connected generation. Invest today!





Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄
Pencilish Animation Studios intends to create high quality animation, intellectual property, films and television that can be distributed and monetized through licensing, merchandise, and other revenue streams.

Where will your company be in 5 years? ⌄

With the team that we have assembled, in 5 years we hope to be the number 1 boutique animation studio in the world. These projections are not guaranteed.

Why did you choose this idea? ⌄

I have dedicated my life to animation, it's what I have done throughout my childhood and my career and now I can wait to share that with you. I've worked for Disney, animated on top box office hits, and now...I get to create my dream studio with YOU. - Tom Bancroft

How far along are you? What's your biggest obstacle? ⌄

In our opinion, we're at the best place we can be...at the foundation. This is where you can be the first to partner with us. Our biggest obstacle is initial funding, but that's where this offering comes in. We have the team, we have the experience, we have the proven track record, we have the original characters and concepts - the only thing that is missing is...YOU!

Who competes with you? What do you understand that they don't? ⌄

There are many animation studios out there, but only a few do it at a very high level...companies like Pixar and Disney. The founders of Pencilish have held high level positions at companies like these and we've worked on some of the biggest animated box office hits in history. We know what it takes to source, develop and distribute animated intellectual property.

How will you make money? ⌄

The Global Animation Market was estimated to be $259 Billion Dollars in 2016 growing to over $400 Billion Dollars by 2023. In is our goal and intention to develop high quality animated movies, television, and intellectual property that we can monetize through distribution, licensing, merchandising, and other revenue streams. We've seen, and been a part of, how the big boys do it. It's our intentions to use what works but create our own, leaner path.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

If we fail, it will NOT be because of talent or experience. Our biggest challenge is finding the right intellectual property to license or create to be successful in the market place, but we're up for that challenge. What do we need to go right in order to succeed? We need passionate fans and investors just like YOU who believe in us and our vision for Pencilish Animation Studios.

But what ARE these stories and concepts? ⌄

Unfortunately, we can't share these animation concepts to the general public for copyright and industry trade reasons. We have already have many and are inquiring with other industry creators about even more.